Exhibit 99.1

MEDIA RELEASE

SMART Reports Second Quarter 2011 Financial Results

•	Revenue of $222.7 million, up 25% year-over-year

•	Strong unit sales with 117,723 SMART Board™ interactive whiteboards sold

•	Gross margin of 52%

•	Adjusted EBITDA of $69.8 million, up 43% year-over-year

•	Net Income: $44.3 million GAAP; $38.7 million non-GAAP

CALGARY, Alberta, November 9, 2010—SMART Technologies Inc., (Nasdaq: SMT) (TSX: SMA), a leading provider of collaboration solutions, today announced financial results for its second quarter ended September 30, 2010.

“During the second quarter and first half of fiscal 2011, SMART continued to generate solid revenue growth and deliver best-in-class margins,” stated Nancy Knowlton, President and CEO of SMART. “The company’s financial performance is being driven by adoption of our core interactive and collaboration solutions, including increasing demand for our attachment products. We believe interactive whiteboards remain a leading priority for school districts as they look to allocate resources to technology products in the classroom. We remain focused on expanding our core education customer base, capitalizing on cross-selling our full suite of technology solutions, expanding our already sizeable presence with large business and government organizations, as well as leveraging our interactive touch technology.”

Knowlton continued, “While the company continues to execute at a high level, we have seen slower than anticipated sales in our recently acquired NextWindow business and are factoring in a more conservative growth assumption for the North American market in the second half of our fiscal year. Importantly, we continue to target healthy overall revenue growth and expect to achieve our full fiscal year Adjusted Net Income objective. In addition, our ability to generate healthy cash flow from operations, and the successful completion of our IPO in July, enabled us to significantly reduce our debt, leaving SMART well positioned to execute its growth strategy. We will continue to invest in our sales, and research and development capabilities in order to further build our brand and maintain our intellectual property advantage.”

	GAAP Results
	Three months ended September 30,		Six months ended September 30,
($ millions)	2010	2009	2010	2009
Revenue	$222.7	$177.8	$441.9	$336.3
Net Income	$44.3	$56.7	$49.3	$111.6

	Non-GAAP Results
	Three months ended September 30,		Six months ended September 30,
($ millions)	2010	2009	2010	2009
Adjusted EBITDA	$69.8	$48.9	$135.4	$99.5
Adjusted Net Income	$38.7	$20.2	$68.8	$41.2

Total revenue for the second quarter of fiscal 2011 was $222.7 million, an increase of 25% compared to $177.8 million in the prior-year period. Revenue growth for the quarter was particularly strong in EMEA, up 43% compared to the same quarter last year. The second quarter was another record for SMART from a unit sales perspective, with 117,723 SMART Board interactive whiteboards sold in the quarter, an increase of 16% from 101,204 units sold in the prior-year period. Total revenue for the first half of fiscal 2011 was $441.9 million, an increase of 31% over the prior-year period. Revenue growth in the first half of the year was equally strong in North America and EMEA, up 27% and 28%, respectively.

Gross profit for the second quarter of fiscal 2011 was $116.1 million, an increase of 36% compared to $85.1 million in the prior-year period. Gross margins for the second quarter were 52%, compared to 48% for the same period last year.

Adjusted EBITDA for the second quarter of fiscal 2011 was $69.8 million, representing an adjusted EBITDA margin of 31% and an increase of 43% compared to the prior-year period. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by revenue after adding back the net impact of deferred revenue.

GAAP net income was $44.3 million for the second quarter of fiscal 2011, compared to $56.7 million in the prior-year period. GAAP EPS was $0.38 based on 116.5 million weighted average shares outstanding, compared to $0.33 based on 174.0 million weighted average shares outstanding during the same period last year. GAAP net income during the quarter ended September 30, 2010, includes a $14.7 million foreign exchange gain, primarily due to the conversion of our U.S. dollar-denominated long-term debt into the company’s functional currency of Canadian dollars, compared to a $38.9 million foreign exchange gain during the same period last year.

Adjusted Net Income for the second quarter of fiscal 2011 was $38.7 million, an increase of 92% compared to $20.2 million in the same period last year. Adjusted EPS was $0.33 based on 116.5 million weighted average shares outstanding, compared to $0.12 based on 174.0 million weighted average shares outstanding for the second quarter of fiscal 2010.

As of September 30, 2010, SMART had cash and cash equivalents of $137.5 million and $395.9 million of debt outstanding. During the quarter, SMART closed its Initial Public Offering on July 20, 2010, receiving proceeds of $134.3 million, net of underwriting commissions and offering expenses, and repaid $133.6 million of debt.

Conference call information

SMART will host a conference call today, November 9, 2010, at 2:30 p.m. MT (4:30 p.m. ET) to discuss the company’s financial results and business outlook. To access this call, dial 877.312.5844 (North America) or 253.237.1152 (outside North America) with conference ID #19820200. A live webcast of the conference call will be accessible from the investor relations page of SMART’s website at http://investor.smarttech.com/index.cfm, and a replay will be archived and accessible at http://investor.smarttech.com/events.cfm. A replay of this conference call may also be accessed through November 19, 2010, by dialing 800.642.1687 (North America) or 706.645.9291 (outside North America). The replay pass code is 19820200.

About SMART

SMART Technologies is a leading provider of collaboration solutions that transform the way the world works and learns. We believe that collaboration and interaction should be easy. As the global leader in interactive whiteboards, we bring more than two decades of collaboration research and development to a broad range of easy-to-use, integrated solutions that free people from their desks and computer screens, so collaborating and learning with digital materials is more natural.

The SMART Technologies logo is available at www.globenewswire.com/newsroom/prs/?pkgid=7573.

Certain statements made in this press release are forward-looking statements within the meaning of the U.S. federal and applicable Canadian securities laws. Statements that include the words “expanding,” “expect,” “increasing,” “intend,” “plan,” “believe,” “project,” “estimate,” “anticipate,” “may,” “will,” “continue,” “further,” “seek,” and similar words or statements of a future or forward-looking nature identify forward-looking statements. In particular and without limitation, this press release contains forward-looking statements pertaining to the continuing adoption of our core solutions, the increasing demand for attachment products, the belief that interactive whiteboard products will remain a priority for school districts, the attainment of financial objectives, the execution of our growth strategy, the cross-selling of technology solutions, the expansion of our presence with business and government organizations, the leveraging of our touch technology, and the investment in our sales and research and development activities.

All forward-looking statements address matters that involve risks, uncertainties and assumptions. Accordingly, there are or will be important factors and assumptions that could cause our actual results and other circumstances and events to differ materially from those indicated in these statements. We believe that these factors and assumptions include, but are not limited to, those described under “Risk Factors” in our Registration Statement on Form F-1, our final Canadian prospectus and in our interim management’s discussion and analysis, as well as the following:

•	Our ability to manage our growth;

•	Competition in our industry;

•	Our ability to successfully obtain patents or registration for other intellectual property rights or protect, maintain and enforce such rights;

•	Third-party claims of infringement or violation of, or other conflicts with, intellectual property rights by us;

•	Our ability to enhance current products and develop and introduce new products;

•	The development of the market for interactive learning and collaboration products;

•	Reduced spending by our customers due to changes in the spending policies or budget priorities for government funding;

•	Our ability to grow our sales in foreign markets;

•	Our ability to manage risks inherent in foreign operations;

•	Our ability to protect our brand;

•	Our ability to obtain components and products from suppliers on a timely basis and on favorable terms;

•	Our ability to manage our component and product manufacturing and logistical services successfully;

•	The reliability of component manufacturing, product assembly and logistical services provided by third parties;

•	Possible changes in the demand for our products;

•	Our ability to successfully execute our strategy to grow in the business and government markets;

•	Our ability to integrate the operations of the various businesses we acquire, including NextWindow;

•	Our ability to establish new relationships and to build on our existing relationships with our dealers and distributors; and

•	Our ability to manage cash flow, foreign exchange risk and working capital.

The forward-looking statements speak only as of the date they are made. Except as may be required by applicable law, we do not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

Non-GAAP financial measures

This release includes the non-GAAP financial measures Adjusted EBITDA and Adjusted Net Income. We define Adjusted EBITDA as net income before interest, income taxes, depreciation and amortization, as well as adjusting for the following items: foreign exchange gains or losses, net change in deferred revenue, stock-based compensation, acquisition costs and other (income) loss. We define Adjusted Net Income as net income before stock-based compensation, acquisition costs, foreign exchange gains or losses, net change in deferred revenue and amortization of intangible assets, all net of tax.

Adjusted EBITDA and Adjusted Net Income are non-GAAP measures and should not be considered as an alternative to net income or any other measure of financial performance calculated and presented in accordance with GAAP. Adjusted EBITDA, Adjusted Net Income and other non-GAAP measures have inherent limitations, and therefore you should not place undue reliance on them.

We use Adjusted EBITDA as a key measure to assess the core operating performance of the business removing the effects of our leveraged capital structure and the volatility associated with the foreign exchange on our U.S. dollar-denominated debt. We also use Adjusted Net Income to assess the performance of the business removing the after-tax impact of stock-based compensation, acquisition costs, foreign exchange gains and losses, revenue deferral and amortization of intangible assets. We use both of these measures to assess business performance when we evaluate our results in comparison to budgets, forecasts, prior-year financial results and other companies in our industry. Many of these companies use similar non-GAAP measures to supplement their GAAP disclosures but such measures may not be directly comparable. In addition to its use by management in the assessment of business performance, Adjusted EBITDA is used by our Board of Directors and by our lenders in assessing management’s performance and is a key metric in the determination of incentive plan payments. In addition, we believe Adjusted EBITDA and Adjusted Net Income may be useful to investors in evaluating our operating performance because securities analysts use metrics similar to Adjusted EBITDA and Adjusted Net Income as a supplemental measure to evaluate the overall operating performance of companies.

SMART Technologies Inc.

Unaudited Consolidated Condensed Statements of Operations and Selected Other Data

(millions of U.S. dollars, except share amounts, per share amounts, percentages,

volumes and average selling prices)

	Three months ended September 30,		Six months ended September 30,
	2010	2009	2010	2009
Revenue	$222.7	$177.8	$441.9	$336.3
Cost of sales	106.6	92.7	215.1	171.1

Gross margin	116.1	85.1	226.8	165.2

Operating expenses
Selling, marketing and administration expenses	41.4	33.4	83.2	61.3
Research and development expenses	12.7	7.5	24.5	14.6
Depreciation and amortization	8.1	3.0	16.7	5.3

Operating income	53.9	41.2	102.4	84.0
Non-operating expenses
Other (income) loss, net	(0.1)	—	(0.3)	0.2
Interest expense	8.0	16.0	21.5	30.9
Foreign exchange (gain) loss	(14.7)	(38.9)	6.3	(74.9)

Income before income taxes	60.7	64.1	74.9	127.8
Income tax expense	16.4	7.4	25.6	16.2

Net income	$44.3	$56.7	$49.3	$111.6

Earnings per share amounts
Basic and diluted earnings per share	$0.38	$0.33	$0.36	$0.65
Weighted average number of shares outstanding	116,544,684	173,986,882	137,739,521	172,031,060

Selected Data
Revenue by geographic location
North America	$157.6	$138.4	$333.0	$261.9
Europe, Middle East and Africa	49.8	34.9	81.2	63.6
Rest of World	15.3	4.5	27.7	10.8

	$222.7	$177.8	$441.9	$336.3

As a percent of revenue
Gross margin	52%	48%	51%	49%
Selling, marketing and administration expenses	19%	19%	19%	18%
Research and development expenses	6%	4%	6%	4%

Adjusted EBITDA(1)	$69.8	$48.9	$135.4	$99.5
Adjusted EBITDA as a percentage of revenue(1)(2)	31%	27%	30%	29%

Adjusted Net Income(3)	$38.7	$20.2	$68.8	$41.2
Adjusted Net Income per share(3)(4)	$0.33	$0.12	$0.50	$0.24

Total number of SMART Board interactive whiteboards sold	117,723	101,204	233,645	193,200
Average selling price of SMART Board interactive whiteboards sold(5)	$1,315	$1,355	$1,315	$1,293

Period end number of shares outstanding	123,772,791	180,508,997	123,772,791	180,508,997

(1)	Adjusted EBITDA is a non-GAAP measure that is described and reconciled to net income in the next section.
(2)	Adjusted EBITDA as a percentage of revenue is calculated by dividing Adjusted EBITDA by revenue after adding back the net change in deferred revenue.
(3)	Adjusted Net Income is a non-GAAP measure that is described and reconciled to net income in the next section and is not a substitute for the GAAP equivalent.
(4)	Adjusted Net Income per share is calculated by dividing Adjusted Net Income by the average number of basic shares outstanding during the period.
(5)

Average selling price is calculated by dividing the total revenue from the sale of SMART Board interactive whiteboards and SMART Board interactive whiteboards with integrated projectors by the total number of units sold.

SMART Technologies Inc.

Unaudited Consolidated Condensed Balance Sheets

(millions of U.S. dollars)

	September 30, 2010	March 31, 2010
ASSETS
Current assets
Cash and cash equivalents	$137.5	$230.2
Trade receivables	112.6	81.9
Other current assets	9.4	12.0
Inventory	79.6	58.7
Deferred income taxes	11.2	11.7

	350.3	394.5

Property and equipment	107.4	108.0
Goodwill and intangible assets	81.3	0.5
Deferred income taxes	10.2	15.0
Deferred financing fees	9.9	9.6
Other long-term assets	—	0.5

	$559.1	$528.1

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued liabilities	$101.0	$120.0
Deferred revenue	28.2	24.7
Income taxes payable	16.1	5.5
Current portion of long-term debt	3.1	94.2

	148.4	244.4

Long-term debt	392.8	903.6
Other long-term liabilities	0.3	—
Deferred revenue	80.8	74.4

	622.3	1,222.4
Shareholders’ deficit
Share capital	721.8	161.3
Accumulated other comprehensive loss	(4.9)	(24.4)
Additional paid-in capital	1.8	—
Deficit	(781.9)	(831.2)

	(63.2)	(694.3)

	$559.1	$528.1

SMART Technologies Inc.

Unaudited Consolidated Condensed Statements of Cash Flows

(millions of U.S. dollars)

	Six months ended September 30,
	2010	2009
Cash (used in) provided by
Operations
Net income	$49.4	$111.6
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	19.1	7.2
Non-cash interest expense on long-term debt	7.7	16.8
Unrealized loss (gain) on foreign exchange	2.2	(75.6)
Stock-based compensation	1.8	—
Deferred income tax (recovery) expense	(5.7)	4.1
Loss on disposal of property and equipment	—	0.2
Change in non-cash working capital	(41.5)	(8.5)

Cash provided by operating activities	33.0	55.8
Investing
Business acquisition	(74.0)	—
Capital expenditures	(12.9)	(16.0)
Intangible assets	(0.1)	—

Cash used in investing activities	(87.0)	(16.0)
Financing
Net debt proceeds (repayments)	(182.8)	6.0
Proceeds from initial public offering, net	134.3	—
Financing fees paid	(1.4)	—
Repayment of Participant Equity Loan Plan	8.1	—

Cash (used in) provided by financing activities	(41.8)	6.0
Effect of exchange rate changes on cash and cash equivalents	3.1	8.3

Net (decrease) increase in cash and cash equivalents	(92.7)	54.1
Cash and cash equivalents, beginning of period	230.2	37.1

Cash and cash equivalents, end of period	$137.5	$91.2

SMART Technologies Inc.

Reconciliation of GAAP and Non-GAAP Results

(millions of U.S. dollars)

	Three months ended September 30,		Six months ended September 30,
	2010	2009	2010	2009
Adjusted EBITDA
Net income	$44.3	$56.7	$49.3	$111.6
Income tax expense	16.4	7.4	25.6	16.2
Depreciation in cost of sales	0.5	1.0	2.3	1.9
Depreciation and amortization	8.1	3.0	16.7	5.3
Interest expense	8.0	16.0	21.5	30.9
Foreign exchange (gain) loss	(14.7)	(38.9)	6.3	(74.9)
Change in deferred revenue(1)	5.4	3.7	11.1	8.3
Stock-based compensation	1.8	—	1.8	—
Acquisition costs	0.1	—	1.1	—
Other (income) loss, net	(0.1)	—	(0.3)	0.2

Adjusted EBITDA	$69.8	$48.9	$135.4	$99.5

(1)

Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period. We deferred revenue of $10.3 million and $8.2 million in the three months ended September 30, 2010 and 2009, respectively, and we deferred revenue of $20.4 million and $17.2 million in the six months ended September 30, 2010 and 2009, respectively.

	Three months ended September 30,		Six months ended September 30,
	2010	2009	2010	2009
Adjusted Net Income
Net income	$44.3	$56.7	$49.3	$111.6
Adjustments to net income
Amortization of intangible assets	2.4	—	4.2	—
Foreign exchange (gain) loss	(14.7)	(38.9)	6.3	(74.9)
Change in deferred revenue	5.4	3.7	11.1	8.3
Stock-based compensation	1.8	—	1.8	—
Acquisition costs	0.1	—	1.1	—

	(5.0)	(35.2)	24.5	(66.6)
Tax impact on adjustments(1)	0.6	1.3	5.0	3.8

Adjustments to net income, net of tax	(5.6)	(36.5)	19.5	(70.4)

Adjusted Net Income	$38.7	$20.2	$68.8	$41.2

Adjusted Net Income per share
Basic and diluted earnings per share	$0.38	$0.33	$0.36	$0.65
Adjustments to net income, net of tax, per share	0.05	0.21	(0.14)	0.41

Adjusted Net Income per share	$0.33	$0.12	$0.50	$0.24

(1)

Reflects the tax impact on the adjustments to net income. The foreign exchange (gain) loss is primarily the result of the conversion of our U.S. dollar-denominated debt that was originally incurred at an average rate of 1.05. When the unrealized foreign exchange amount on U.S. dollar-denominated debt is in a net gain position, the gain is tax-effected at current rates. When the unrealized foreign exchange amount on the U.S. dollar-denominated debt is in a net loss position, a valuation allowance is taken against it and the amount is not tax-effected.

For more information, please contact:

Media contact

Marina Geronazzo

Manager, Public Relations

SMART Technologies

Phone 1.403.407.5088

E-mail MarinaGeronazzo@smarttech.com

Investor contact

Seth Potter

ICR

Phone 1.877.320.2241

E-mail ir@smarttech.com

© 2010 SMART Technologies. SMART Board, the SMART logo and smarttech are trademarks or registered trademarks of SMART Technologies in the U.S. and/or other countries.

Please note that SMART is written in all capital letters.